FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2007

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

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Form 6-K if submitted to furnish a report or other  document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has
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material  event,  has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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


                                TABLE OF CONTENTS

Document 1                 News Release dated July 12, 2007
Document 2                 Material Change Report dated July 12, 2007

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
             711 - 675 West Hastings Street, Vancouver, B.C. V6B 1N2
                      (604) 685-2222 *Fax: (604) 685-3764


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
JULY 12, 2007

                       2000 METER DRILL PROGRAM COMMENCES
                     ON CONNOR CREEK - JOINT VENTURE PROJECT
--------------------------------------------------------------------------------


VANCOUVER, BC - AMADOR GOLD CORP. ("Amador" or the "Company"), TSX-V AGX, is pleased to announce the commencement of a 2000 meter diamond drill program on its Connor Creek property under option and being operated by partner KOOTENAY GOLD INC. TSX-V: KTN, (see news release dated December 16, 2005). Exploration conducted over the past two years has identified several good drill targets as defined by geophysics, geologic mapping and rock and soil anomalies. The mineralization is poly metallic in nature with gold being the most important metal with an open ended 125 meter by 450 meter silver anomaly in soils being the exception.

Mineralization is associated with areas of shearing, silicification, sericitization and sulfidation typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives. Two main types of mineralization are found and they are; semi- massive sulfide veins with characteristics similar to the Rossland veins in nearby Rossland that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing. Gold values in the shearing range up to 11,920 ppb (parts per billion) gold and in the semi massive sulfide veins up to 30,765 ppb gold.

This first drill test of the various targets will test 4 different areas of gold mineralization which are:

         1. In the northwest a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

         2. The Powerline showing discovered by Kootenay where an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

         3. The Root showing a semi-massive to massive sulfide vein with characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike. Sampling near the historic occurrence returned up to 30,765 ppb from narrow sulfide veins.

         4. The Debbie showing a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomailies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie. Rock samples returned a high of 23,729 ppb gold.

Drilling is core at an NQ diameter. A program will be followed to ensure that samples are properly taken and recorded and a secure chain of custody is maintained between the drill and the labs. Assaying will be conducted at a certified laboratory in British Columbia.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director of the Company and Kootenay.

ABOUT KOOTENAY
Kootenay is an emerging exploration Company actively developing a suite of premier gold and silver projects in British Columbia, Canada and Mexico. The Company's top priority remains the ongoing aggressive development of its rich Promontorio Silver project, which encompasses the former producing Promontorio Silver Mine in Northwest Mexico. Supported by an experienced and accomplished technical team, over the past four years Kootenay has substantially grown its mineral asset base through key acquisitions, while successfully achieving four new mineral discoveries in the Rossland Republic Gold Trend of British Columbia.


ABOUT AMADOR
Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.


AMADOR GOLD CORP.
On behalf of the Board of Directors

/S/ RICHARD HUGHES
-------------------------
RICHARD HUGHES, PRESIDENT

For Further Information Contact: The Hughes Exploration Group
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com to see SMARTSTOX INTERVIEWS with the Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission
                  TSX Venture Exchange

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  July 12, 2007

ITEM 3.           NEWS RELEASE

                  News Release issued July 12, 2007 in Vancouver, B.C., Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  AMADOR GOLD CORP. is pleased to announce the commencement of a 2000 meter diamond drill program on its Connor Creek property under option and being operated by partner KOOTENAY GOLD INC.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  AMADOR GOLD CORP. ("Amador" or the "Company"), TSX-V AGX, is pleased to announce the commencement of a 2000 meter diamond drill program on its Connor Creek property under option and being operated by partner KOOTENAY GOLD INC. TSX-V: KTN, (see news release dated December 16, 2005). Exploration conducted over the past two years has identified several good drill targets as defined by geophysics, geologic mapping and rock and soil anomalies. The mineralization is poly metallic in nature with gold being the most important metal with an open ended 125 meter by 450 meter silver anomaly in soils being the exception.

                  Mineralization is associated with areas of shearing, silicification, sericitization and sulfidation typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives. Two main types of mineralization are found and they are; semi- massive sulfide veins with characteristics similar to the Rossland veins in nearby Rossland that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing. Gold values in the shearing range up to 11,920 ppb (parts per billion) gold and in the semi massive sulfide veins up to 30,765 ppb gold.

                  This first drill test of the various targets will test 4 different areas of gold mineralization which are:

                  1. In the northwest a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm),  lead (20 to >72  ppm),  zinc  (160 ppm to >704
                           ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

                  2. The Powerline showing discovered by Kootenay where an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

                  3. The Root showing a semi-massive to massive sulfide vein with characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike. Sampling near the historic occurrence returned up to 30,765 ppb from narrow sulfide veins.

                  4. The Debbie showing a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomailies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie. Rock samples returned a high of 23,729 ppb gold.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102
                  Not applicable.

ITEM 7.           OMITTED INFORMATION
                  The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8.           EXECUTIVE OFFICER
                  Mr. Richard Hughes, President of the Issuer is knowledgeable about the material change and this report. He can be reached at (604) 685-2222.

ITEM 9.           DATE OF REPORT
                  Dated at Vancouver, British Columbia this 12th day of July, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    July 13, 2007            BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary